

02005010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 22 2002

SEC FILE NUMBER
8- 25384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Financial Planning Consultants, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14500 S. Outer 40 Road, Suite 201

(No. and Street)

Chesterfield, MO 63017

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard L. Kluesner (314) 878-7700

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyd, Franz & Stephans LLP CPA's

(Name — *if individual, state last, first, middle name*)

12755 Olive, Suite 117, St. Louis, MO 63141

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard L. Kluesner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Planning Consultants, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Treasurer
Title

[signature]
Notary Public

BARBARA GROSSHEIDER
NOTARY PUBLIC STATE OF MISSOURI
ST LOUIS COUNTY
MY COMMISSION EXP NOV 9,2002

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition. Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. The Company did not have any in 2001.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL PLANNING CONSULTANTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Boyd, Franz & Stephans LLP

Certified Public Accountants

12755 Olive Street Road
Suite 117
St. Louis, Misssouri 63141
314/576-7400
Fax 314/576-3770

John P. Nanos, CPA
Stephen M. King, CPA
Michael P. Siebert, CPA



January 31, 2002

To the Stockholders and
Board of Directors
Financial Planning Consultants, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Financial Planning Consultants, Inc. as of December 31, 2001, and the related statements of income and retained earnings, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Planning Consultants, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boyd, King, Siebert LLP

FINANCIAL PLANNING CONSULTANTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 664,346
Temporary investments, at market (Note 3)	14,793
Commissions receivable - brokerage	15,996
Commissions receivable - other	518,446
Employee advances	20,635
Due from officer	31,210
Notes receivable - officer (Note 8)	90,000
Note receivable - other (Note 8)	18,000
Furniture, equipment and automobile, at cost, net of accumulated depreciation and amortization of $446,739	130,400
Deposits	49,667
Total assets	$ 1,553,493

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 11,803
Commissions payable	440,323
Accrued expenses	32,590
Income taxes payable (Note 4)	22,698
Total liabilities	$ 507,414
Stockholders' equity:	
Class A common stock $1 par value; voting; authorized 493,000 shares; issued and outstanding 392,034 shares	
Class B common stock $1 par value; non-voting; authorized 507,000 shares; issued and outstanding 333,221 shares	$ 725,255
Paid-in capital	114,689
	$ 839,944
Less 270,156 shares of treasury stock, at cost	(356,993)
	$ 482,951
Retained earnings	563,128
Total stockholders' equity	$ 1,046,079
Total liabilities and stockholders' equity	$ 1,553,493

See Notes to Statement of Financial Condition.

FINANCIAL PLANNING CONSULTANTS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Note 1: Description of Business -

Financial Planning Consultants, Inc., a Missouri corporation, was organized in 1979 for the purpose of providing broker-dealer services to its customers. The Company services the Midwest region of the United States and sells stocks and bonds, mutual funds, variable and fixed annuities, limited partnerships, and insurance products.

The Company is a registered broker-dealer in securities that introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

Note 2: Concentrations of Credit Risk -

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

Note 3: Significant Accounting Policies -

Security transactions and related commission revenue and expense are recorded on a trade date basis.

The Company records temporary investments at market and the unrealized gain/loss is reflected on the books.

Depreciation is provided by various methods using useful lives ranging from five to seven years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 4: Income Taxes -

The provision for income taxes consists of income taxes currently payable. Income taxes currently payable are computed on net book income. The Company has recorded the tax effect of differences between reporting income and expenses for financial statement and income tax purposes. Income taxes expense for the year ended December 31, 2001, consists of $76,612 in current income taxes and $28,086 of deferred taxes.

Note 5: Net Capital Requirements -

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and net capital requirements of approximately $464,760 and $100,000, respectively. The Company's net capital ratio was 1.09 to 1.

FINANCIAL PLANNING CONSULTANTS, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Note 6: Reserve Requirements -

The Company is exempt from the reserve requirements of the Securities Exchange Act of 1934, per section (K)(2)(B) of Rule 15c3-3.

Note 7: Leases -

The Company leases office space under a contract commencing January 1, 1999 and ending December 31, 2003. Annual base rental payments are $117,914.

This amount is subject to an annual escalation provision.

Note 8: Notes Receivable - Officer and Other - Unsecured -

Notes receivable at December 31, 2001, consist of the following:

$90,000 on two non-interest bearing, promissory notes from an officer of the Company.

$25,000 payable in three annual installments of $8,333 beginning May 15, 1998 with interest to be paid on the outstanding debt balance at a variable rate equal to the quoted prime interest rate on the day the payment is due. Principal balance owed at December 31, 2001, is $18,000. The Company received payment in full in January 2002.

Note 9: Employee Benefit Plans -

The Financial Planning Consultants, Inc. 401(k) Plan was adopted by the Company on July 12, 1989 under Section 401(k) of the Internal Revenue Code of 1986, as amended. All Employees of the Company including executive officers are eligible to participate after completing one year of service, as defined, and attaining 21 years of age. A participating employee may elect to defer on a pretax basis a percentage of his or her salary. All amounts vest immediately and are invested in various funds as directed by the participant. The full amount in a participant's account will be distributed to a participant upon termination of employment, retirement, disability or death. Management of the Company has authorized an employer contribution to the plan in the amount of $7,527 to be paid by March 15, 2002.